                            Filed by PSINet Inc.
                            Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) of the Securities Exchange Act of 1934 Commission File No.: 0-25812

                            Subject Company: Metamor Worldwide, Inc.
                            Commission File No.: 0-26970


Media Contact:                                              Analyst Contact:
--------------                                              ----------------
Robert Leahy                                                Kevin Libby
(703) 726-1063                                              (703) 726-1245
leahyr@psi.com                                              libbyk@psi.com
--------------                                              --------------


PSINET REPORTS RECORD Q1 2000 REVENUE OF $222.9 MILLION, A 113% INCREASE OVER Q1 1999

   Acquisition of Calgary-based ISP extends PSINet's cross-Canada offerings.

HIGHLIGHTS:
-----------
     .    Annualized revenue increases to $892 million
     .    Corporate accounts increased to over 98,000, a 66% increase over Q1
          1999
     .    Hosting center revenue increased 35% quarter over quarter
     .    Continuing aggressive integration of previously acquired companies
     . Entered into a definitive agreement to acquire Metamor Worldwide, Inc. (NASDAQ: MMWW), a leading provider of information technology solutions

Ashburn, Va., May 9, 2000 - PSINet Inc. (NASDAQ: PSIX), the Internet Super Carrier, today reported first quarter revenues of $222.9 million, a 113% increase over first quarter 1999 and a 20% increase over fourth quarter 1999. The Company's net loss available to common shareholders for the quarter was $204.2 million ($1.35 basic and diluted loss per share), a 9% improvement from $223.5 million ($1.63 basic and diluted loss per share) reported in the fourth quarter 1999. EBITDA for the quarter was negative $15.5 million, an improvement from negative $16.9 million reported in the fourth quarter 1999.

During the past two years PSINet has made significant acquisitions of fiber-based bandwidth and related equipment to enhance its network infrastructure and lower its per unit operating costs. The Company has also acquired more than 65 companies throughout its five geographic operating regions, resulting in an overlapping network infrastructure in several markets. During the first quarter of 2000, PSINet completed and approved its plan directed at developing a global brand image, eliminating network redundancies, streamlining operations and product offerings, and taking advantage of synergies created by its integration process.

As a result of these actions, the Company recorded a restructuring charge of $16.9 million ($0.11 per share), and $59.0 million ($0.39 per share) of write-offs of assets and accelerated depreciation and amortization of certain tangible and intangible assets. The cash impact of these charges and write-offs is approximately $16.9 million and will result in annualized cash savings of $19.5 million beginning April 2000.

Additionally, as previously announced, the Company began in February 2000 to consolidate its worldwide retail consumer operations into a new retail business unit named Inter.net Ltd. During the first quarter 2000, the Company incurred approximately $1.1 million ($0.01 per share) of incremental direct costs in conjunction with these efforts.

The net loss available to common shareholders for the first quarter 2000 excluding the above items and also excluding $32.5 million in gains from the sale of certain investments was $159.7 million ($1.06 basic and diluted loss per share) compared to $134.8 million ($0.99 basic and diluted loss per share) in the fourth quarter 1999 which excluded fourth quarter charges of $88.7 million for acquired in-process research and development.

"The three key elements of the first quarter include successful execution of our investment strategy, a strong cash position, and the building of a high quality customer base," said William L. Schrader, chairman and chief executive officer. "First, our investments in fiber, hosting centers, and Internet companies continued aggressively during this quarter. Second, having about $2 billion dollars in cash at a time when the global capital markets are questionable, is a very comforting situation for PSINet as it meets the extraordinary Internet growth opportunities in 28 countries. Third, reaching nearly 100,000 business customers on five continents, and simultaneously increasing the annualized revenue per customer by shifting our customer mix toward web hosting, has the intended long term positive impact. Together, I think the customers, products, network, facilities and our team are an unbeatable competitive advantage."

"Over the next 12-18 months, we have two primary objectives," said Harold S. "Pete" Wills, president and chief operating officer. "First, we will continue to accelerate selected portions of PSINet's hosting center build-out in key global markets while actively managing our overall hosting space inventory. Second, PSINet's network operating leverage should begin to increase consistently via continued aggressive integration of acquired companies, organic growth, and additional distribution. During the first quarter, we added over 80 new sales representatives in the U.S. for our web hosting business, including a large number of experienced eBusiness salespeople. While these new hires had a negative impact on our first quarter sales and marketing expense, we expect our enhanced sales force will begin generating significant benefits to our hosting business in the second half of the year. Over the next 12-18 months, we expect to complete the deployment of a full field sales force in North America."

During the first quarter 2000, to meet the explosive demand for hosting services, PSINet accelerated the opening of its hosting facilities in Amsterdam and Los Angeles. With the addition of these new facilities, PSINet now operates eight centers, comprising approximately 250,000 total square feet of hosting space that currently generate over $80 million in annualized hosting revenue. PSINet also accelerated the construction of its Atlanta and Toronto facilities, which will add 100,000 square feet of new hosting space by the end of the second quarter.

Through April 2000, PSINet Ventures, a PSINet subsidiary, has completed over 50 investments in Internet and telecommunications start-up companies. PSINet Ventures is an important part of the Company's technology research and product development strategy, customer lead generation, as well as a source for future revenue that is expected to arise out of commercial relationships with Internet companies in which the Company invests. During the quarter, PSINet realized gains in excess of $30 million from the sale of some of its investments.

QUARTERLY HIGHLIGHTS

 .    In March, announced entry into a definitive agreement to acquire Metamor
     Worldwide, Inc. (NASDAQ: MMWW), a leading provider of information technology solutions. The
     combination will also give PSINet a controlling interest in Metamor's publicly traded e-Business solutions subsidiary, Xpedior Incorporated (NASDAQ: XPDR). Completion of the transaction is subject to a number of conditions, including the receipt of shareholder approval.
 .    In February, announced the creation of Inter.net Ltd., a global consumer
     Internet service provider with approximately 550,000 users in 20 plus countries, which is anticipated to be spun off, including a possible initial public offering in approximately one year.
 .    In January, announced the opening of a new state-of-the-art 50,000 square foot global Internet hosting center in the City of Los Angeles.
 .    In January, entered into a broad strategic relationship with Akamai
     Technologies (NASDAQ: AKAM) for the deployment of Akamai servers and the development of new technologies for application delivery.
 .    In February, along with Hicks, Muse, Tate & Furst Incorporated and Aether
     Systems Inc. (NASDAQ: AETH), made a significant investment in and established a strategic relationship with Metrocall, Inc. (NASDAQ: MCLL). Metrocall has six million mobile wireless messaging subscribers, including approximately one million small to medium enterprise customers.
 .    During the quarter, continued lighting its 14,000 mile U.S. wide dark fiber network with advanced Nortel (NYSE: NT) equipment.
 .    Effected a two-for-one stock split on February 11, 2000.
 .    Completed the sale of 16.5 million shares of the Company's 7% Series D cumulative convertible preferred stock with net proceeds of $740.2 million, excluding $57.9 million deposited into a deposit account, pursuant to Securities and Exchange Commission Rule 144A.

OPERATING RESULTS

 .    PSINet provided service to over 98,000 corporate customer accounts at March
     31, 2000, an increase of 66% over the 59,700 customer accounts at March 31, 1999. Accounts outside the U.S. represented 67% of PSINet's customer base at March 31, 2000, compared with 60% at March 31, 1999.
 .    Average annual new contract value for business accounts increased to $7,300 for the first quarter of 2000 from $7,100 for the fourth quarter of 1999 and $6,200 for the first quarter of 1999. This continues to reflect the increasing demand for value-added services and higher levels of bandwidth.
 .    Average annual new contract value for managed web hosting accounts in the
     U.S. was $123,000 for the first quarter of 2000.
 .    The business account retention rate remained strong for the quarter at 75%, compared with 81% for the first quarter of 1999 and a full-year retention rate in 1999 of 79%.
 .    As of March 31, 2000, PSINet serviced over 1.3 million end users of its carrier customers around the world.

HISTORIC PERFORMANCE METRICS

                                                                            Quarter Ended
                                                                            -------------
                                                              03/31/00          12/31/99          03/31/99
                                                            ----------         ---------         ---------
Business Accounts                                               98,900            91,000            59,700
Carrier Customers' end users                                 1,300,000           753,000           634,000
Average New Contract Value - Business Accounts              $    7,300         $   7,100         $   6,200
Corporate Account Retention Rate                                    75%               79%               81%
Capital Expenditures (in millions)                          $    412.2         $   452.0         $   127.6
Revenues (in millions):
    U.S. and Canada                                         $    136.4         $   105.0         $    59.1
         % of Total Revenues                                        61%               57%               56%


                               (Table continues)

    Latin America                                           $     14.1         $    11.5                --
        % of Total Revenues                                          6%                6%               --
    Europe                                                  $     33.4         $    31.7         $    15.9
         % of Total Revenues                                        15%               17%               15%
    Asia                                                    $     38.7         $    37.2         $    29.9
         % of Total Revenues                                        17%               20%               29%
    IMEA                                                    $      0.3                NA                NA
         % of Total Revenues                                         1%               NA                NA

BALANCE SHEET

At March 31, 2000, PSINet had cash, restricted cash and short-term investments of $2.02 billion, compared with $1.76 billion at December 31, 1999. This includes an escrow of $38.2 million to fund one semi-annual interest payment on PSINet's 10% Senior Notes. Property, plant and equipment, net of accumulated depreciation and amortization, increased to $1.53 billion at March 31, 2000, from $1.16 billion at December 31, 1999. Property, plant, and equipment at March 31, 2000 included $670.4 million in fiber assets. The company's debt obligations were $3.28 billion at March 31, 2000, compared with $3.30 billion at December 31, 1999.

                Condensed Consolidated Statements of Operations
        (In millions of U.S. dollars, except shares and loss per share)

                                                            Three Months Ended
                                                            ------------------
                                               March 31, 2000                 March 31, 1999
                                               --------------                 --------------
                                           Amount       % of Revenue      Amount      % of Revenue
                                           ------       ------------      ------      ------------

Revenue                                      $  222.9          100.0%      $  104.9          100.0%
                                             --------          -----       --------          -----
Operating costs and expenses:
      Data communications and                   163.6           73.4           76.0           72.5
       operations
      Sales and marketing                        38.5           17.3           18.6           17.7
      General and administrative                 36.3           16.3           17.1           16.3
      Depreciation and amortization             134.5           60.3           26.8           25.6
      Restructuring charge                       16.9            7.6              -              -
      Costs related to planned distribution
          and sale of consumer business           1.1            0.5              -              -
                                                 ----           ----
      Total operating costs and
       expenses                                 390.9          175.4          138.5          132.1
                                                -----          -----          -----          -----
Loss from operations                           (168.0)         (75.4)         (33.6)         (32.1)

Interest expense                                (79.0)         (35.4)         (29.6)         (28.2)
Interest income                                  24.8           11.1            4.7            4.5
Other income (expense), net                      33.6           15.1           (0.2)          (0.2)
                                                 ----           ----           ----           ----

Loss before taxes                              (188.6)         (84.6)         (58.7)         (56.0)

Income tax expense (benefit)                        -              -              -              -
                                                 ----           ----           ----           ----

Net loss                                       (188.6)         (84.6)         (58.7)         (56.0)

Return to preferred shareholders                (15.6)          (7.0)          (0.6)          (0.6)
                                                -----           ----           ----           ----

Net loss available to common
  shareholders                               $ (204.2)         (91.6)      $  (59.3)         (56.6)
                                             ========          =====       ========          =====
Weighted average shares outstanding
  (thousands) (1)                             150,848                       106,716
                                              =======                       =======

Basic and diluted loss per share             $  (1.35)                     $  (0.56)
                                             ========                      ========
Basic and diluted loss per share  excluding
  certain items (2)                          $  (1.06)                     $  (0.56)
                                             ========                      ========

EBITDA (3)                                   $  (15.5)                     $   (6.8)
                                             ========                      ========

(1) The weighted-average shares outstanding used in all calculations give retroactive effect to the company's two-for-one stock split to holders of record as of the close of business on January 28, 2000.
(2) For the three months ended March 31, 2000, excludes a $16.9 million restructuring charge and $59.0 million in depreciation and amortization for the write-off and accelerated depreciation and amortization of certain tangible and intangible assets relating to implementing a global brand image, eliminating redundancies in our network, streamlining operations and product offerings, and taking advantage of synergies created by the Company's integration process. Additionally, excludes $1.1 million of incremental direct costs incurred in conjunction with efforts to consolidate the worldwide retail consumer operations into a new retail business unit named Inter.net Ltd. and gains of $32.5 million from the sale of certain investments.

(3) EBITDA is used in the Internet services industry as one measure of a company's operating performance and historical ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash used by operating activities and should not be considered in isolation or as an alternative to, or more meaningful than, measures of performance determined in accordance with generally accepted accounting principles. PSINet defines EBITDA as earnings (losses) before interest expense and interest income, taxes, depreciation and amortization, other non-operating income and expenses, charges for acquired in-process research and development, restructuring charge and costs related to the planned distribution and sale of the consumer business. PSINet's definition of EBITDA may not be comparable to similarly titled measures used by other companies.

                     Condensed Consolidated Balance Sheets
                         (In millions of U.S. dollars)

                                                            March 31, 2000      December 31, 1999
                                                            --------------      -----------------
Assets
Cash, restricted cash and short-term investments                   $ 2,023.9              $1,755.3
Accounts receivable, net                                               112.2                 103.6
Other current assets                                                   123.3                  83.5
                                                                   ---------              --------
      Total current assets                                           2,259.4               1,942.4

Property and equipment, net                                          1,528.4               1,162.6
Goodwill and other intangibles, net                                  1,154.8               1,212.0
Other assets and deferred charges                                      198.9                 175.3
                                                                   ---------              --------
      Total assets                                                 $ 5,141.5              $4,492.3
                                                                   =========              ========

Liabilities and shareholders' equity
Current portion of long-term debt                                  $   119.9              $  115.0
Trade accounts payable                                                 143.7                 141.5
Other accounts payable and accrued liabilities                         129.6                 101.4
Accrued interest payable                                                73.5                  94.7
Deferred revenue                                                        31.9                  29.5
                                                                   ---------              --------
      Total current liabilities                                        498.6                 482.1

Long-term debt                                                       3,159.7               3,185.2
Deferred income taxes                                                   13.8                  17.9
Other liabilities                                                       83.8                  84.1
                                                                   ---------              --------
      Total liabilities                                              3,755.9               3,769.3
                                                                   ---------              --------

Shareholders' equity
  Preferred stock                                                      938.8                 375.2
  Common stock and capital in excess of par value                    1,435.6               1,196.3
  Treasury stock                                                           -                  (2.0)
  Accumulated deficit                                               (1,065.8)               (861.5)
  Accumulated other comprehensive income                               139.1                 125.4
  Bandwidth asset to be delivered under IXC                            (62.1)               (110.4)
    agreement                                                      ---------              --------

      Total shareholders' equity                                     1,385.6                 723.0
                                                                   ---------              --------

      Total liabilities and shareholders' equity                   $ 5,141.5              $4,492.3
                                                                   =========              ========

A joint prospectus/proxy statement was filed by PSINet Inc. ("PSINet") and Metamor Worldwide, Inc. ("Metamor") with the Commission on April 14, 2000. YOU ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION. THE PROSPECTUS/PROXY STATEMENT CONTAINS IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You may obtain a free copy of the prospectus/proxy statement and other documents filed by PSINet and Metamor with the Commission at the Commission's web site at www.sec.gov. The prospectus/proxy statement and other documents filed with the Commission by PSINet may also be obtained free of charge from PSINet by directing a request to PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170, Attn: Corporate Secretary. In addition, the prospectus/proxy statement and other documents filed with the Commission by Metamor may be obtained free of charge from Metamor by directing a request to Metamor Worldwide, Inc. at 4400 Post Oak Parkway, Suite 1100, Houston, Texas, 77027.

PSINet and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in PSINet's Definitive Proxy Statement for its 2000 Annual Meeting of Shareholders filed with the Commission on April 7, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from PSINet at the address set forth above. Metamor and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Metamor with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in Metamor's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Commission on April 18, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from Metamor at the address set forth above.

The preceding communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the PSINet/Metamor merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain or meet conditions imposed for governmental approvals for the merger; failure of the PSINet or Metamor stockholders to approve the merger; the risk that the PSINet and Metamor businesses will not be integrated successfully; and costs related to the merger. You should also give careful consideration to cautionary statements made in PSINet's reports filed with the SEC, especially the section entitled "Forward-Looking Statements" in the "Business-Risk Factors" section of PSINet's Form 10-K for the fiscal year ended December 31, 1999.

Headquartered in Ashburn, VA., PSINet is an Internet Super Carrier offering global eCommerce infrastructure and a full suite of retail and wholesale Internet services through wholly-owned PSINet subsidiaries. Services are provided on PSINet-owned and operated fiber, satellite, web hosting and switching facilities providing direct access in more than 800 metropolitan areas in 27 countries on five continents. PSINet information can be obtained by e-mail at info@psi.com, by accessing the web site at www.psinet.com or by
          ------------                               --------------
calling in the U.S. (800) 799-0676.

PSINet's first quarter earnings conference call will be broadcast over the web via live video and audio streaming beginning today at 11:00 a.m. Eastern Standard Time and can be accessed at www.psinet.com. Questions will be accepted
                                     --------------
via e-mail at investor-relations@psi.com.
              --------------------------



                                      ###